STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA
402 WEST BROADWAY	4695 MACARTHUR COURT
SUITE 400	ELEVENTH FLOOR
SAN DIEGO, CALIFORNIA 92101	NEWPORT BEACH, CALIFORNIA 92660
TELEPHONE: (619) 595-4882	TELEPHONE: (949) 798-5541
FACSIMILE: (619) 595-4883	FACSIMILE: (949) 258-5112
EMAIL: djs@slgseclaw.com
WEB: www.slgseclaw.com

June 27, 2007

Michael Moran, Branch Chief

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 3561

Washington, D.C. 20549-0405

RE:	American Water Star, Inc.
Your Letter of June 14, 2007

Form 8-K filed June 14, 2007

Form 8-K filed February 8, 2006

File No. 1-32220

Dear Mr. Michael Moran:

This correspondence is in response to your letter dated June 15, 2007 in reference to our filing of the Form 8-K Filed June 14, 2007 and Form 8-K filed February 8, 2006 on behalf of American Water Star, Inc., File No. 1-32220.

1.

On July 26, 2006 we mailed a comment letter to you at 4545 Cameron St., Suite A, Las Vegas, Nevada; however, it was returned by the Post Office. That letter requested you to file the Exhibit 16 letter with respect to the Item 4.01 Form 8-K filed February 8, 2006. Our records do not indicate that the Exhibit 16 letter from Weaver and Martin LLC was ever filed. Please revise to file the appropriate letter. If the letter is not available, please explain to us, in reasonable detail, all of the efforts you performed in an attempt to get the required letter. At a minimum, we believe you should file an amendment to the 2006 Form 8-K to explain the facts and circumstances if you have exhausted all attempts to obtain it.

Answer: In the past we contacted Weaver & Martin LLC regarding the 2006 8-K and have not received a letter as a result of not being current in outstanding invoices with them. We do not believe there to be any disagreements with Weaver & Martin. We will file an amendment to the 2006 Form 8-K indicating the current status regarding our relationship with Weaver & Martin, as requested by your comment.

2.     In your filing on June 14, 2007 you stated that you would file a letter from your former accountants if and when received. Please note that this letter is required to be filed within 10 business days from the date the Form 8-K was filed. See item

304(a)(3) of Regulation S-B. Also, please note that you are required to provide the disclosures to the former accountant no later than the date you file with the Commission; therefore it does not appear appropriate to state that you intend to provide the disclosures to the former accountant. Please revise in future filings.

Answer: We have amended the June 14, 2007 8-K to include the letter of L.L. Bradford & Company, LLC. The amended 8-K was filed on June 25, 2007.

In connection with the response to your comments, American Water Star, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns. If you have any additional questions, please do not hesitate to contact the undersigned at 619-595-4883.

Sincerely,

/s/ Donald Stoecklein

Donald J. Stoecklein

On behalf of Stoecklein Law Group